# RAD AI
## *2022 Report*

# *Dear investors,*

Greetings RAD AI Investor Community

We are feeling bullish as we approach Q4 having grown our 2023 revenue by 3X YTD from 2022. New customer acquisition continues to grow and product adoption across our unique methodology and core service offering.

The Business Summarized:

1. Material accounts include Hasbro, Sweetgreen, The Black Tux, Dignity Health, Ro, Jurny, Firework, MWW, Service Now, Trend Micro and more.

2. Grew average contract size from $51,571 (2022) to $155,294 (2023).

3. Product update; full integration with chat GPT-4 is complete in addition to new innovations in our proprietary AI.

4. AI-generated persona builder is complete.

Biggest Technology Accomplishment:

***Influencer/KOL search efficacy is 10X better than industry average.

Fundraising Plans:

With momentum comes opportunity. RAD is focused on taking a dominant position in our industry and to do this, we are scaling up revenue focused initiatives while continuing to make investments in product development.

1. RAD closed its Reg CF round on 5/1/2023. $4.15M was raised.

2. On 8/15/2023, RAD AI Raised its valuation to $33M, or .21 per share.

3. The RAD Board of Directors approved a valuation increase to $48M in conjunction with a new REG CF round set to be launched before 10/7/2023.

4. The RAD Board of Directors approved a valuation increase to $75M in conjunction with a Reg A+ round set to be launched in January of 2024.

The investment proceeds will enable:

1. Improve runway

2. Sales hires

3. Customer Success hires

4. Product development and key hires

5. Marketing hires

6. Increase investments into business development

7. Speed up product deliverables

8. Deepen product moat

9. Reg A+ financing

10. M&A use cases for 2024 targets

2023 Highlights:

1. $4.6M+ raised in our retail investment round at www.wefunder.com/rad

2.Nearly 5000 investors across 75 countries

3. Backed by Adobe Fund for Design

4. Investors include Fidelity, Expert Dojo, Exexcutives from Google, Live Nation and Amazon.

Revenue Summary for 2023:

1. Revenue target over the next 12 months is $8M

2. Gross margins as of 8/1/2023, 57%

3. Gross margins (projections) by 8/1/2024, 75%

4. Average deal size 2022 - $51,571

5. Average deal size 2023 - $155,294

6. Average deal size projections by EOY - $250K

Lead Source Closing %s:

1. BI SQLs - 26/7 @26.5%

2. Internal - 12/3 @25%

3. Projected Lead Volume (12 months)

4. BI SQLs - 28

5. BI Round Tables - 16

6. BI Advisory - 6

7. BI Private Dinners - 30

Indicators that Product Market Fit is Trending Positive:

1. Time to close a deal compressed from 180 to 120 days on average

2. Influencer avg. deal sizes has increased from $51K (2022) to $155K (2023)

3. Messaging has been refined to communicate RAD differentiation

4. Recently, RAD Won Hasbro against two of largest players in the industry

Product Focal Points:

1. Focused product development on key client pain points in influencer marketing

2. Using over 600+ API connections

3. Improve creative content strategy and decisions for self serve client options

4. Automating persona creation for self serve

5. Select and provide RAD AI informed influencer lists mapped to the campaign objective

6. Benchmark performance metrics against historicals across analytics and social channels

7. Create redundancy on client facing reporting functions and API servic

Technology Summarized:

1. 600 API partners including Reddit

2. Custom AI models by client and objective

3. RAD AI benchmarking

4. Influencer models

5. Automated persona creation

6. RAD AI trend models

7. RAD AI optimization models

8. Video, images and NLG models

9. Feedback loop for ongoing insights

Target Market:

We target Fortune 1000s and/or tier 1 enterprises that manage large active marketing and online advertising programs with an emphasis on companies in Healthcare, Education Media & Entertainment, Travel/Hospitality and Finance.

Our revenue growth is built on continued execution of

(a) Key Opinion Leader and Influencer Marketing

(b) Inbound lead generation

(c) New customer acquisition through professional services and technology partners

(d) Expansion of revenue with customers

(e) PR that leverages achievements to accelerate growth

(f) Strategic sponsorships and events

(h) Cultivating existing sales pipeline towards a pilot

Growth Areas of Q3/Q4

Agency partners

Migrate clients into incremental SaaS revenues

Convert pilots to ARR client use cases

Deepen adoption with supporting AI-enabled services

Increase product dependency across multiple teams and marketing departments.

Acquisition of enterprise level customers

Building strategic partnerships

Summary

Our belief in our technology and mission is at an all time high. We have a variety of wins to further validate this belief. It's time to start scaling sales infrastructure, marketing efforts and product/dev resources. We have an opportunity to position RAD as the dominant leader in AI-informed persona creation and creative intelligence. Our time is now. We look forward to updating you on our progress and appreciate the ongoing support.

### We need your help!

We love when our investors want to get involved. We could use your support in the following areas: We are currently working on recruiting executive and leadership talent and introductions would be much appreciated. We could also always use introductions to qualified sales opportunities. As well as Introductions to investors and strategic partners. We welcome our investors involvment.

***Sincerely,***

*Joe Freedman*
Director

*Bradley Silver*
CFO

*Jeremy Barnett*
CEO

## Our Mission

## Our Mission

We firmly believe companies should raise money if they are committed to delivering a return to each and every investor. As such, our team's goal is to bring RAD to the public markets within 5 years. We know nothing is certain, but our team will work tirelessly to ensure each investor gets the best return on investment. AI technology and software companies consistently raise at 15-50x contracted revenues; as such, we intend to create extreme shareholder value for each RAD investor.

See our full profile

## How did we do this year?

### Report Card

**A-**

#### The Good

- Established market fit based on value proposition
- Compressed sales cycle from 180 days to 120 days
- Refined AI technology with excellent results

#### The Bad

- Product adoption at major enterprises takes much longer than we originally projected
- We had to terminate a leader we hired who did not fit our culture and company ethos
- Technology updates take longer than projected due to constrained dev and data resources. We need to move faster.

### 2022 At a Glance

January 1 to December 31

**$446,498** [13%]
Revenue

**-$3,752,371**
Net Loss

**$152,766** [49%]
Short Term Debt

**$599,999**
Raised in 2022

**$645,788**
Cash on Hand
As of 09/18/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$515,854
$-1,038,001
$446,498
$-3,752,371
2021
2022

Net Margin: -840% Gross Margin: 29% Return on Assets: -81% Earnings per Share: -$39,498.64 Revenue per Employee: $26,265 Cash to Assets: 4% Revenue to Receivables: 894% Debt Ratio: 14%

1800_2200_Financial_statements_and_analysis_2022.xlsx

2300_RAD_Technologies__AUDITED_2022_Financial_Stmts_-_FINAL.pdf

## We ❤ Our 3484 Investors

### Thank You For Believing In Us

| | | | | | | |
|---|---|---|---|---|---|---|
| Stephen Rea | Alex Snook | Gemechu Getachew | Paul Rashid | Rahul Patel | Charles Alvarez | Michaelangelo Moran |
| Tan Quan Nguyen | Rohith Alimeti | Warren Aldrich | John Korsah | Sai Aung Kyaw Maw | Kenneth Dudzik | Christine C Groethe |
| Jessica Hoyle | Charles L Herring | John Karich | Kenneth E. Griffith | Valerie Griswold | Mark Howes | Gregg Moorman |
| Bentley Stevenson | Charles Friedman | Martin Peter Hamilton | Dave Savage | Tom Cochrane | Brylan Tan | Tanya Deering |
| Michael Fennerty | Daryl Dixon | John Dax Gonzales | Maxwell Dartey | William Nash SR | Faisal Fahad J Alotaibi | David Macario |
| Harold Altvater | Justin Entrekin | Shui Chong Tong | Michael Moore | Brian Gross | Longinus Ugwuegbulem | Cody Tynon |
| Alex Lebon | Subrata PAL | Bill Amouak | Rajkumar NATARAJAN | Tarun Eldho Alias | Geraldo Pilon | Anna Gudmundson |
| Adie Akuffo-Afful | Butler Raines | Crystal Garcia | Terence Brown | Todd A. Theman | Hatem Rowaihy | Howard Harding |
| William Ward JR | Rodney Stephens | Curtis Fullmer | Thomas Tye | Hossein Javid | Michael Gross | Standley Eugene |
| Mike Woo | Anthony A Cook | Kevin Lovell | James Sarantinos | Joseph Oseghale | Prashant Behl | Steve Brody |

| | | | | | | |
|---|---|---|---|---|---|---|
| Harold Hunt | Dan Paluc | Max Dufour | Amos R Henry III | Christina Truax | Jane A Ogembo | J.R. Coleman |
| Sancha Man Rai | Chatri Jhunjhnuwala | Steven Peng | Patrick O'Brien Boling | Scott Underwood | Mads Georgsen | Robert Huff |
| Samantha Spring | Shalin Shah | Subhash Patel | Sean Porter | LaFoy Thomas | M Rezaul Karim | Bruce Berg |
| Victor Triplett | Muhan Zhang | Frederick Crawford | Craig J. Vom Lehn | Dann Vinther | Marvin Dent | Ernesto Rodarte |
| Elton Pereira | Joseph Lizyness | Dr. Pete I. Maduka-Okafor | Sesugh Tor Iordaah | Howard L Williams | May Atkinson | Wesley Wierson |
| Bryan Saint-Louis | Peter Lucier | Gary Albin | Peter Koning | Stuart Watkins | Stavros KRITIKOS | Mikhail Samoylenko |
| Terry Rose | Allen D. Forkell | Rony Hage | Maria Nenita Gaite | Vance Jarrette Primus | Donte Fields | Gary Smith |
| Thamer Fahed AlSaeed | Deborah Fraser | Danielle Spruill | Dennis Ramos | Fides May Le Roy | Leonard Degnan | Jason Brewer |
| Charles Johnson | Jeffrey Steinberg | Bill Lightfoot | Laura Jones Smith | Lorena Gonzalez | Jean Jadotte | Theresa Carovello |
| Daniel Gonzalez | Kurt Huggins | Michael S. Grogan | Immaculate Gohla | Laura Cox | Narapati Bhattarai | Alan Aspera |
| Longkill Group LLC | Scott E Kaplan | Terell Burgess | Prasad Bagewadi | Harish Damodhardas Asar | Hamish Webb | Robert Holder |
| John Duncan | Mandre Zachary | Sean Stobart | Nathan Argenta | Raging Bull | Lionel Brown | Quang Ho |
| Dean Morgan | Johann Webersberger | Ryan Kelly | LD Freeman | Prabhudas Chelumala | Zack Fleishman | Charles L Young Jr |
| Wardell Carter | James B McCulloch | Biren Gandhi | Bruce Soland | David Denknaus | Warren Sander | Christopher Dunn |
| Rick Petershack | Alexander Groenen | Kim Thomas | Johnny Evans | Mary Currier | John Roberts | Ronelle J Melekai |
| Jason Morris | Randy Mckinnish | Jamail Bogany | Maria Springer | Michael Fied | Inamulhaque Saboor | Neryk Davydov |
| Martin D. | Sharath Ramesh | Terence Muhammad | Jimmy Elliston | Enrique Petris | Jerry Cindy Noraj | Jay Prince |
| Sumith Jain | Christine Outram | Sanjay Ramchandani | David E. Bolden | Matthew Rayner | Peter Lopipero | Stephen Gellatly |
| Thomas J Cortese | Robert Garrison | Takeo Aso | Les Derma | Rosemarie Robinson | Srinivas Sistla | Don Kidd |
| Gerard Honiss | Mike Diaz | Derrik Oates | Tiffany BISHOP | Rand Pratt | Mark Perlmutter | Sheralynn Stevens |
| B. H. | Oliver Rheinfurth | Konstantinos Asimakopo... | Amrik S Mann | Phycilla Coulbourne | Chukwuka Nwaozor | Jeffrey L Browne |
| Arlette L. Phillips Jr. | Belinda Cassettari | Jennifer Furlano | Jeremy E. Kunzinger | Enricka Lukman | Gina Allen | Dan Ohlson |
| Thomas Spagnoli | Charlotte Renee Sullivan | Kapeesh Bhagnavathula | Ahmed Maakni | Leonard Curry | Malvin Kvam | Manish Chabria |
| Paul Costa | Sei Majeed | Theodoros Zorbas | Nasser Shawar | Larry Grosdidier | Tom Gallanis | German Q Cruz |
| Sean Brandel | Derek Edward SLATE | Asheesh Barman | John Schuld | James C Moore | Darrell Reynolds | Randy R Osborn |
| Dave Ekedal | Warren Race | Daniel Hess | Fredric R Berman | Doretha Green | Elaine B. Green | Chris Lange |
| Massimo DiMeo | Henry B Harris | Sushanto Calatur | Lynn Sheehan | David Bryon | Daria Tesha | Benedicta DIMORIAKU |
| Satyendra Maurya | Alfredo Samaniego | Gary Probst | Ashley Emanuel | Fred Hicks | Benny M Koontz | Christine Meyers |
| Oliver C Udemba | Kathleen Fasano | Glyn Kidd | Tina Eichelberger | Eugene Moore Jr | Yesuf Wessen | Johnny Lineberger |
| Aisha Ciroma Abdullahi | Kunjar Bhaduri | Gregory Goodrich | Cecil Riggs | Brad E. Gray Sr | Jimmy Barton | Tammy Jones |
| Shadrick K Johnson | Thomas Alston | Maureen Mucthison | William Burnett | Martha Plummer | Peggy Holliman | Larry Ducharme |
| Landa Weddle | Basudev Adhikari | Terrence Jordan | Elizabeth Greene | Crystal Shalonda Waller P... | Jack Kushner | Howard Pritchard Jr |
| Ella Blake | Richard Quattrocchi | Kabir Sabharwal | Miller Porter | Scott Culhane | Trina Times | Dennis Pinkerton |
| Achamma Chandersekaran | Tony Allen | Maria Boikanyo | Lorraine Goldych | James H. Reid | Alexander Clarence McInt... | Donald Crenshaw |
| Larry Boone | Chau Q Nguyen | Clifton Lewis Oswalt | Luis R Vega | Mary Speight | Marcus Gray | Randy N Wood |
| Abdulalim Musa | Aye Akodo | David Sweeney | Marie E Von | Kathy Rios | D T | Elnora Parham |
| Margaret Brown | Sheldon Kiser | Miklós Belón | Brian Thomas | Keith Rosborough | Colin Eaton | Deborah M Taylor |
| Anup Mathur | William E Sims Jr | William Drake | Darren T Smith | Lilian Uzukwu | Zvikush Oren | Phillip Wright |
| Joseph Farinella | Theodore Siemengi Ngat... | John Lynch | Titus Oparaocha | Celio Vasquez | Norbert Chirase | Luann Jarvie |
| Judith I Moody | Lily Steiner | Lloyd L Williams | Thurman Massenburg JR | David Hanson | Moses Diwaker | Oscar R Cuenca |
| Raymond Rodriguez | Dwight Douglas Hill | Huyen Bauknecht | Stephanie Denise Hall | Rachel Baygboe Heermann | Prime Core Health Solutio... | John Dzurenka III |
| Maritess Wynkoop | Anibal Maldonado | Don Martin | R L Montgomery | Cheryl White | George Nischan | Eddie Wright |
| Nick Walker | Earnest Amuyinegbe | Jason Varner | Kelvin Murray | Prudencio Merino | Floyd Bessard Jr | Violet Velazquez |
| Subhash Narayanan | Anthony Grimmett | Chantel Green | Timothy M. Williams | Nugene Bolden | Judi Souza | Marvin Minney |
| Willy Dubois | Ron Tank | Dwight Lavender | Ernestine Burton | Richard Jones | Susan Engwall | Oscar Torres |
| Toby Gussman | Wardell Goree Jr | Jabrey Scott | Shervane Adams | Leona Cadely-Jeanty | Lawson Pilgrim | Joel Trinidad |
| James R Manning | Betty Santiago | Bobby Dean Robinson | Phyllis Stoll | Aleksander Prudnik | Jeremy S Partain | Dimitri Leonidas |
| Michelle L Rountree | Norma Myles | Dolores Terry | Blossom Toussaint | Sabrina M Swainson | Marcus McConico | Rich Giannini |
| Brian Tuttle | Makkannen Tsegaye | Tom Wright | Harshkumar Patel | Debra A Dixon | Robele Negash Tesfaye | Kathy Bittner |
| Sandra Entzi | Corrina Smith | Alexandru Doru Nanu | James Wagoner | David Burt | Duane Pooley | Greg Conner |
| Jeff Hines | Kirstie Crowell | Denny Snow | Roger Russell | Sudhanshu & Chitra Jain ... | Mirko Turrina | Erik Forbes Johnson |
| Ray Amar | Richard Thomas | Richard M Santay | Tyler Garcia | Kevin Brown | Jim Ownbey | Dr. Mark Hogue |
| Paul Alexis | Tevita Mone | Lavon Hudson | Marc Ferland Dutil | George Fracassi | Per Aldrin | Mirko Schacke |
| Dwayne RUFFIN | Reza Ramezankhani | Greg Knoblich | Rick Bayuk | James Jones | Brad Kessler | Charlie Giggers |
| Rupel Perkins | Michael Andrew Luff | Fahd Yassine | Douglas Andrew Wallace | Roger Beugre | Thomas Stallworth | John Ferguson Jr |
| Gregg Carlson | Lenworth Grandison | Lloyd Wright | Silviya Tzvetanova Hristova | Mohan Rai | Jean Schmechel | David De Ment |
| Constance Minkoff | William Barrett | Hiram Wong | Jeff Lazcano | Patrick Walker | David Henry | Kevin Breen |
| Yves Ev | Francina Grier | Fred Young | Susan Conley | Eric Gubera | Willie Wallace | Joon Chung |
| Marika Launola | Dominick Savillo | Sriram Sundararajan | Abhi Arora | Judith Nyangaga | Jerry Harper | Artan Kristo |
| Eddie Lee | David K. Williams | James Crosby | Gurcharan S Kanwal | Charles Yeomans | De Lee Knudson | Ronald Rothstein |
| Nyanza Moore, Esq. | Harry Asmussen | Valerie Warner | Tim Woodyard | Alfonso Mesa | Victor Rosenbaum | Danny Dumond |
| Mostafa Omar Ads | Jesse Brown | Edith Allen Corbett | Ben Maitland-Lewis | Ryan Armstrong | Amit RUWALA | Gareth Richardson |
| Terry Alldredge | Kevin Sears | Freddie Lee Little Jr. | Constantin Caparos | Samuel A Kolawole | Afriani Rohim | Simon Donkor |
| Allen J Gebert | Dr.Janet Elliott Leach, EdD | Loris Brown | aFurahà 'Epi-leap-🐸' breh... | Galina Reznik | Hector Pascal | Anirudh Jeeri |
| Koby Conrad | Dara Khan | Vivek Kumar Dubey | Lakeith Lee | Alina Yan | Princess Bell | Ron Schuler |
| Kevin Francis | Lauren Burkey | Samik Mukherjee | Arden C. Oldt, II | Brian Curtis | Philipp Von Gottberg | Sing Tani |
| Jian Dong | Eric Weiner | David Killingsworth | Michael Humphries | Terence Gould II | Jacques Angrain Glaude | Nhi Le |
| Micah Hensley-Lust | Angela Sevenski | Ryler Anderson | Gil Schieber | Ricardo JOSEPH | Kim Khorn Long | Sumit Kumar |
| Tramier Yann | Nick Tippmann | Jere Foster | Arvin Karu | George Simons | Florence F Akande | Guifre Tort |
| Richard Myers | Kartheesan Ragavan | Ying Liu | Jacob Lehman | Sydney Johnson | Krishnan Johan P Srinivas... | James Fountain |
| Eric Jackson | Hilario Nava | Charles Manns | Nick OBrien | Jeremy Siders | Andre Harrell | Nelson Nathan |
| Deborah Stallings | Raul Figueroa Tomayo | Banda Emmanuel | Mario Emilio Daher Calde... | Julie Broberg Dahl Høegh | Joel Grasman | Matt Davies |
| Matohi MANUEL | Jon Kasky | Nahiem Hood | Eldridge Holliday | Mike Fischer | Alex Kahn | Gunter Van Den Bossche |
| Dr. Rodney B. Woods | John Rehner | John Close | Leroy Young | Guadalupe Cuellar | Melroy Antao | Erick Barraza |
| Chuck Morris | Allison Traynham | Talent Dube | Garry A Turner | Jack Heald | Dave Horrocks | Moritz Eckardstein |
| Gerard Dyson | Jason Armstrong | Larry Anderson | Mario Peshev | Azi Amirteymoori | Taesha Washington | Brian Hall |
| Scott Hinkle | Andre Pauls | Sean Colley | Colin Fitzsimons | Richard Midgett | Jonni Michele Brannon | Hesten Story |
| Joyce Talag | Casey Roberson Shaver | Travis Shore | Victor Dominguez | Jeremy Caparas | Sandeep Dar | Konstantinos Chatzopoulos |
| Gaurav Kalani | Frank Mohlmann | Christopher V. Sherman | Cynthia Crooks | Wagdi Michel Wahba | Robert Cole | Errol Hillier |
| Mitchell Roe | Massimiliano RICCO' | Antonio R Arrendell | Olu Mabogunje | Dan Devlin | Hugo Webster | Ammar Balawi |
| La Monte Wayne Peters | George Akinkuoye | Sam Newaz Jr. | Jonathan Rackley | Timothy Adam Kammerer | Jerri Anderson | K Q (KQ) |
| Leon Dingle | Christopher Minott | Birun Balami | Tina M Urban | Hailey Kilian | Alfonso Aduna | Mandy Shipler |
| John De Kuyper | Justin Vaira | Enrico Varano | Karl Ruddock | Brian Dombrowski | Aron Roberts | Robert Webster |
| Larry Borman | Rob Anchor Bay Powder ... | Jared LaRock | Jerry Levine | Roger Evans | James David Silvio | Jaquetta Foreman |
| Teresa OBrien | David Loranger | Johannes Meyer | Gabriel Andral | Barry Nembhard | Roslyn R Dirden | Sahana Jayaraman |
| Brad Bartagnolo | Juan Pull | Nicholas Mensah | John Diaz | Suresh Satwani | Yifeng Luo | Joshua Rivens |
| Jose Moralez | Chirag Desai | Charles E McAllister | Ahmed Jelani | Manas Nayak | Shaun McDuffee | Renea Mahadeo |
| Jim Bornheimer | Sunday AGUDE | Dale Stengel | Robin Dern | Veronica Faal | Richard Goulan | Lori Laraine Sookhoo |
| Greg Khatchatourian | Eleanor Siri | Gary and Leila Nelson | Td TYLER | Anitha Ravala | Shelby Lyons | Robert W Regan-Hughes |
| Jeffrey Camras | Matthew Calvin | Russell Xavier | George Mburo | Kenneth Udell | Krinken Rohleder | Donald Hansen |
| Delilah Morrell | Cody Heisinger | Troy Schoenheinz | Rajesh Kamra | Jason Franklin Bui | Parag Bose | Masaharu Shinya |
| Constance OBryant | Sean Hennessey | John Contarino | Muthu SANKARAN | Melisa Bartlett | Michael V Pollock | Woodrow Wilson |
| Catherine M Roe | Teong Guan Tan | Daimion Anderson | David King | Avinash Kustagi | Maurice Mouser | Suzy Watson |
| Faith Adeboju | Eloy Dominguez | Alex MONEREAU | Rie Anderson | Leslie Taylor | Lorenza Eason | Benjamin Cohen |
| Michael Kessler | Rodolfo Malabanan | David Widder-Varhegyi | Johnbosco Okpala | Ruby Mendenhall | Shankar Ananth | Joe Agster |
| Deepu Dharmarajan | Marvin Johnson | James Morton, Jr. | Dean Repper | Trippy Jack | Mike Nelson | Raul Torrenegra M |
| Nicky Golbahar | Jörg Walder | Julie Gauze | Victor Pérez-Cotapos | Daniel Devlin | Kenny Barnett | Pan Mittal |
| Srikanth Sivasubramaniam | Ron Lindner | Hamad Alduwais | AB Dullah Al MAMUN | Jordi Pujol | Derek Grundy | James Ulan |
| Paul King | Joseph Apger Sr. | Brian Wilson | Anton Campbell | Yeshwanth Sonnathi | Nathan Jonsch | Jose M. Moralez |
| Linda Schaefer | Ronald ten Hove | Willard Towner | Markus Feigelbinder | Shailesh Tatu | Hector Melendez | Mekela Whyte-Nesfield |
| Ahmed Heiba | Robert Dunphy | Rochelle Sigler | Israel Ponce | Nikolai Vejen Madsen | Angela Reis | Conor Bronsdon |
| Mamoudou Jallow | Ralph H Armstrong | Manny Anderson | J Cherry | Marc Chateau | Muralitharan Velayuthan | Justin Smith |
| Laurent Notin | Darrell Jones-Bey | Todd Perdew | Justice Jones | Lance Recker | Joseph Kolawole Oyasope | Mohan Datwani |
| Dorcas Wilson | Gordon Burrill | Don Wilson | Robert Hall | Tiago Fernandes | Kimberly Moore | Anthony J. Giordano |
| James Endicott | Kurt Wilson | Timothy Huckaby | Sheila Go | Steve Parankewich | Roderick Herron | Kevin Morris |
| Omar Hamdy | Ken Kistner | Ali Abdulla Rashed Aldha... | Jonathan Lo | Krista M Waddell | Sanjeev Anand | Buddy Kent |
| Frank Heron | Muralidhara Chillakuru | Jon Rockwood | Steve Malcolm | Leon Sewkarran | Steve Sursa | Damian Chung |
| Dympna Ndeile | Heather Lavon Harvey | Kevin Lagrazon | Dwayne Hartranft | Austin Edwards | Adena Robertson | Dhani Kannan |
| Karen Percival | Dominique L Percell | Suzanne Mechkowski | John Detweiler | Farrukh Zafar | John Butterfield | Hector Rosario |
| Joan Rodriguez | Jon Snyder | Khaled Almutairi | Fnu Fahad | Rendy Azhari Widhi Satri... | Tobias Berens | Larry Hall |
| Cheryl Davis | Chinta Mani Bajgai | Brian P. Ramos | Joe Plante | Cooper Francis Benjamen | Jorge Varona | Jorg Weissflog |
| Paul Washington | Eric W. Harding | Mubarak Alhitmi | Stephen Fincham | Yvonne Yeboah | Ivan Gutierrez | Elder TORRES |
| Laxman Dahal | Shibu Jose | Valerie Ward | Jack James | Jason Burr | Ross Billups | Jonah Mann |
| Matthieu Jacquier | Charlene Myers | Kenneth G Schreifels | Tiago Nakamura | Hayden Rose | Wilfrid Jean-francois | Todd Finkbeiner |
| Ted Wondemagenghu YM... | Timothy Danielson | Atul Shrivastava | Fakheruddin M Mustafa | Guelda Simeon | Muhammad G Muhammad | Abdulaziz Alrashaid |
| Carter McEwan | Timothy Weiland | Nathaniel Chapman | Aman Aggarwal | Rafael Aybar | Jesse Nunez | Mark Howes |
| Allan Hanlan | Badal Haider | Donald Johnston | Ken Parsons | Jean Marc Gerbelost | Olusesan Daniels | Jonathan Benson |
| Paul Regalia | Alexander Eburne | Leilani Frantz | Jenna Woytiuk | Andrew Canizares | Hector Gonzalez | Michael Taylor |
| Ken Leader | Claudette Brewer | Leonard Howard | Jiachao Yang | Lawrence Csutora | Daniel McNamee | Mallory Oschner |
| David Rusnac | Joseph Mario Pyles | Boris Lianto | Manish Aggarwal | Phil Metcalf | Mit Dave | Nathaniel Travis Roberts |
| Hammy Tone | Kelvin Cox | Kenneth Edwards | Keynae Agnew | Emrah öztürk Ozturk | Dian WAREP | George James |
| Mark Momorella | Walter Mueller | Norbert M. Scholz | Draven Pike | Rossni Presendieu | Jason Roe | Michael Folkman |
| Michael Asaro | Lyric Turner | Tamara Marsh | Keith Bjornson | Lauren Battaglia | Cindi Anderson | Matthew Scrabis |
| Brierley Davidson | Baljit Singh | Hanna Kassis | Martin Will Jr. | Omar Shamsaldeen | Tanya Bolta | Ali Godrej Patel |
| Jake Kinzly | Anthony Della Sala | Tibe Akpo Gnandi | Ka On Ho | Melissa Fecteau | Glory Jayagaran | Roberto Carlos Miguel |
| Keith A Leitich | Raymond Mills | Joseph Freedman | Aaron Kuntz | Duke Duncan | Jeffrey Metzger | Seth Epstein |
| Jason Lee Spainhour | Allan Berger | Alexander Funnell | Abhishek Prasad | Henry Mario Leyva | Billy Shells | Manny Song |
| Larry Woodall | Matthew Wagenfer Sr. | Paul J Lowe | Joel Benjamin Hartman | Christi Sifri | Angela Cornell | Matthew J Vinez |
| Toby Vanderbeek | Moses Gonzales | Seng Ing | Rushi Ukani | Mike Panesis | Nicholas Peterson | Sylvia Cleary |
| Lara Mehanna | Alessandro Rancan | Vinod Palan | Gurkan Birben | Joe Connolly | Kurt McClellan | Prakash Kharel |
| Heather Treat | Marko Koski | Starling Henry | Jesse Mermuys | Yolanda Paluzzi | Ranier Veiga | Aaron Gillette |
| Khuzema A. Saval | Hillard Harrison | David Rothstein | Billy Malody | Travis Ross | George A Fortmuller | Andrew Esteves |
| Munish Luthra | Reginald Eugene ROUZA... | Ben Tan | Mark Siebert | Olivier Wullen | Tomas Zouhar | David Friedman |
| Rohan Thakker | Rick P Vatzlavick | Vincent Frazier | Bernard FRANCIS | Willie Haygood | Moses Oluwole | Harry Crafton |
| Charles Krieter | Lysa Jacues | Frankie Miamen | Philip Lutz | Terrese Greene | Monte Dixon | Chad Reiners |
| Randy Welke | Yarkpazuo W. Bah-Deh | Valerie Anthony Pressley | Tom Scharer | Joanem Michel | Lutishia Dickson | Henry Lee |
| Nesia Scarlett | Brett Williams | Charles Allen | Mark Pinilla | Lee Minkler | Chi Zeng | Dennis G Morgan Sr |
| Thomas Goumis | Billy Davis | Tobey&James LaFountain | Monica Ross | Andre Kriegers | Bobby Dombal | Enric Esoi Mollá |
| M. McCall | Indiana Gregg | Fred G. Barker II | Regina Simpson | Viola Mason | Kennedy Thibou | Nathan Valles |
| Melanie Rivera | Albert Jose | Akhtar Ali | Joseph Mosteller | Robert Orr | Katherine Laskero | Reginald Dotson |
| Satya Duggirala | Johnie Thomas | Jason G Croft | Rochelle R | Isa Winston | Lisa Stafford | Aaron Halberg |
| Tony Jackson | Ty Clerk | Teresa Van Den Berselaar | Paul Jackson | Yolandra Hendrix | Robert Fundora | Tray Phillips |
| Michael Pokora | Angel Faasua | S Goldman | Dave Bier | Derek E | Kawaski Temple | Gregory Chingwe |
| Brenda Santos | Micah Wyatt | Jah Family | Horace Banks | Arulmurugan Vaiyapuri | Yvan Johnson | Gerry Hays |
| Anca Matei | Joel RIGUEUR | IRA Morstyn | Kevin King | Yowan Jodha | James R Delmore | Ro C |
| Jarvis Boykin | James Grant | Kelly Patterson Tyberendt | Rene Ameris | Kira Imholte | Glen Dean | Orange Man |
| George Pressley | Jonathan Morales | Age Posthuma | Regis Marechal | Tony Faeth | Tiru Mangalarapu | Ray McN |
| Samir Iskander | Michael Alexander | Sharad Mishra | Rebecca Boster | Dana Whitefield Didde | Akhilesh Khurana | Dmitry G |
| Zhandos Kuzhakhmetov | Gerry Varin | Bharath KR | Christine Tuller | Eric Panabaker | Joseph Caveness | 2funny One |
| Kyle Seidel | Krista Doyle | Jose Martinez | Frédéric Foulon | Bobby Wright | Sreedhar Rao Nooli | Anthony Rcp |
| Christopher Allen | Damien HOARAU | Surya Prakash Tiwari | Jérémie Bouchard | Rohit Vadhwana | Laurin Hirs (Oxaa) | Shrikant Latkar |
| Michael Christer | Roman Prager | Vinay Mehra | Steven Yelsley | Walter Sosa González | Mical Salmonson | Raúl Quiñones Rosado |
| Florin Sirghea | Dragos Scarlat | Kalanieta S Latu | Jerome Phillips | Mostafa Omar Ads | Sixto Dejesus | Florian Vanlaethem |
| Hugo BN | Robert C Pasker Jr Pasker... | Pierre PIERRE | Peter Bui | Jon Rivers | Alexandre DUPUY | Cam Cam |
| Mike Thomas | Sid Mohan | Michael HARRIS | Manuel E. Lugo Recart | Rafael Hernandez Ramirez | Hatem Waheed | Ben Simon |
| Buks Oloks | Joe Piskula | Jesse Havoc | Sukhkaran Hundal | Alyssa P | Donald Mok | Raymond Messick |
| Raw Salmon | William Cundiff | Brooke Jackson | Bruce Myers | Marius Popescu | Kevin Marion | Charles Cobrelli |
| Leo Vasse | Nadim Kattan | Nicolas Suarez | Rajat Taneja | Chris O'Brien | Rakhimbek Abdrakhmanov | Chris Busch |
| Peter Carvo | Arinzechukwu Odogwu | Marcus Hernandez | Vincent Cunningham | Jay Wilson | John Roylston | Daniel M McCarthy |
| Reece Flexner | Lucy Li | M33 P LOrO | Brian Mcknight | Gambhiraopet Vijay Kumar | Mofesola Banjo (Czar) | Rob Ross |
| Robert Kajiru | Matthias Wynants | Esther Lee | Bill Ben Hackett | Iki Gai | Corentin Flajollet | Anthony Wang |
| Jonathan Gruner | Ferhat Pektas | Michael Stowell | Travis Cooper | Lucky Sagoo | Dhee Prakash Biswas | Jeff W. |
| Jeff Sanders | Gandharv Bhatara | Rubens Cantuni | Los Montano | Igor Z | Grace Almeida | Joe Lange |
| Andrew Gotianse | David Grim | Enrique Guerrero | Luis Tanon Reyes | Prabath Yatawara | Kavi Hospitality | Jackson Corey |
| David Gonzalez | David Rivas Prudencio | James Greer | Auctus Constructus | Tso Chen | Taqialdeen Zamil | Eric Chapman |
| Ezra Goldman | Julian Jacobson | Google User | Anthony Clemons | Jared Boyd | Jon Orndorff | Roger Reaves |
| Francois MAULAT | Rahi Kumar | Mark Conrad | Brady Ryun | Ayah Siddiqi | Richard Gutierrez | Owen Van Arsdale |
| Ryan Johnson | Eric Olson | Jared Sandrew | Sanjay Sofat | Zara Zara | Todd / Fantastic | Shruti Patkar |
| Rahul Tirthani | Pc Wen | Clifford Raynor | Mike Moe | Monica Butschek | Chris Dunne | Carl Sullivan |
| Theodore Shionis | Mary Sawyer | Jaimin MODI | Jandjr Happy | Marvin Mitchell | Jason Swerling | Joan Hanson |
| Michael Potts | Ali Bana | Bill Melendez | Steve Covington | Chad Creasey | Bart Bradford | Carmelo Calingasan |
| Mike Jaeger | Stan Hemphill | Brian Haberly | Nelly Rosales | Thooranund Oomarow | Aura Maria JiménezVillan... | Klaus Forsthofer |
| Edward Petersen | Nikki Barr | Theresa Weik | James Osu | The Tung Wong | Gone Fishing | Ilias Centro |
| Don Farrell | Paul M | Ramesh Naidu | George Kokkatt | Jamie Holmes | Ramon Perez | George Zoi |
| Nico Moore | Iordache Cosmin | Praveen Mandava | A Glockner (Glocks) | Christopher Brookfield | Milo Kaciak | Christopher Leahy |
| Soumojit Sarkar | Aditya Kapur | Ryan Franklin | Kathy Tang | Doug G | Luca Di Giovanni | Heather A Boe |
| Naveen Tharalla | Oscar Pena | Cindy Haase | Jerry Christal | Freddy Villamarin | Ryan Nguyen | Peter Kolodziej |
| Anthony Vancattenburch | Tiffany Branch | Marilynn H | Joel Heinecke | Valdimar Geir Halldórsson | April Brown | Shahmeer Chaudhry |
| Bryan Bond | Griffin Jenkins | Nitin Patel (Nick Patel) | Charles Simpson | Adrian Najar | Giacomo Dori | Alasdair Anderson |
| Nicholas Siah | Andre Truter | Jorinda Vide | Greg M | Robert Kanarski | A C | Marco L |
| Shane Pittson | Heidi Hash | William Riley | Mark Silks | Brian P | Jonathan Roakes | Ramazan Kilinc |
| Furkan Menekşe | Philip Latone | Rick Wong | Bj Hall | Emilio Orozco | Robert Wickman | Wataru Soga |
| Hg H | Kirk Gordon | Nap Crowe | Jodi Ventriglia | Bob RYBOLD | Duncan Rotich | Guillermo Curiel Gonzalez |
| Eugene Cocieru | Sean Gibson | Maribel LARIOS | Tony Crisp | Jonathan Mielec | Philippe Assef | Humberto Restrepo |
| Michael Madden | Aalap Sharma | Sambit Mallick | Diana Nelson-Peterson | Cole Eichele | Kehinde Fawumi | Adriano Guglielmi |
| Nathan Schweikart | Kellie Lee | Hassan Sheik | Sharan Shetty | Adonis Jorrell Ordillas | Paul Daye | Hector Zounon |
| 111 11 | Sam Kissee | Robert Hudson | Tamika Sanders Boston | V Poll | Allan Coulson | Joseph Mahoney |
| Philip Adenekan | Cyndi Hoffman | Matthew Mitchell | Colin B | Charlton Austin | Shengyang Liu | Chase Bandy |
| Brandon Miller | Lukas Gmys | Timothea Davis | Craig Hansen | Ryan Huffman | Kelsey Rosenthal | J Alv. |
| Dimitar Giulev | Houston King | Dave Decady | Serge Desmar | C Cannon | Jonas Faarup | Sylvia Rocek |
| Scott Gustafson | Wei Hunter | Binu R | Syed Madani | K H | Tarik Sassi | Nic Byron |
| Daniel Welch | Enrique Lopez | Lex S | Walt Lafky | Yehuda Soewargo | Tai Tang | Vincent L Schantz |
| Steve B | Joel MELLOR | Fahd Butt | Rameez Balagamwala | Jose Rehbein | Nitin Arora | Steve Jackson |
| John Kim | Jeremy Ricketts | Alvin Thomas | Chris Raber | Sagar Mummidivarapu | Andrew Onikepe | John Gallagher |
| Simen Jevne Arnesen | Julia Melner | Tristan Long | Saleh Yassin | Ric Luo | Wendy Nielsen | Vikrant Rathore |
| Steven T. | Ryan Young | Ashok Sharma | Ben Steinman | Corey Rector | Jayson Ward | Paula S. |
| Klaus Schwab | Kelly Smyth | Daniel Lim | Nia Morales | Tom Rogers | Raj-Sachin Bhakta | Kameya Coleman |
| Russle Benson | Joel George | Keith M Elam | Casey Ray | Julianna McKlemurry | Tony Jones | Asanga Ranasinghe |
| Teresa Christian | Wesner Charlotin | Rick Bolander | Wayne Mattadeen | Shiva Prasad Kodityala | Andres Lopez | Nicholas Efthimiades |
| Satish M | Billy Ramundo | Louis Peterson | Adam Genn | Girish Amin | Jason Corteguera | William Mendez |
| Richard A DeSimone | Steve Smuck | Joseph Conway | Timothy J Reiterman | Brian L White | Mohammed H Barry | Jim Reamensnyder |
| Timothy Carney | Keith McGowan | Steven Cook | Brian Sheets | Roland Lauener | Christian Mueller | Adam Kennedy |
| Lize Apondi ALOO | Terry Conner | Koby Carroll | Bernardlee Scraps McCune | Ivan Chu Del AGUILA | Dinesh Kumar DHANASE... | Kevin Duggan |

Richard Bentley
Robert Hustan
Sushanta Das
Hal Aaron Davis
Scott Alan Herwick
Jose Naito
Kevin Fuzie
Jared Steeg
Katherine Phillips
George Ghazzie
Neeraj Nolka
Tom Williams
Telaphor Kampaing
Ross Jordan Jr
Irvin Nigmoore
John J Gallagher
Todd Klingblei
Aashish Ahuja
Ryan Heath Patterson
Vimal Ramdoss
Kevin Tsai
Prosper CHI NICHE
Ashltil Das
Randy Soderquist
Charlie Schmeling
Robert Gran
Mangesh Prabhu
Ogbonnaya Agwu
Alessandro Agostini
Scott Holmes
Jeff Rimmel
Austin Gottschalk
Manojkumar S. Patel
Mike Jones
Theresa M Slupka
Roy Brunicardi
Juan Vicenty
Yolanda Leonard Muhammad
Turin Zortholl
Sarath Babu Nimmagadda
Alan Pertsch
Michael Scorsino
Wolfgang Seidlich
Scott Schmidt
Scot Alsart
Byron Smith
Henry Sotomayor
Seviti Kumror Noth
Yong Yuvalin
Blaine Cann
Jowel Khon
Dan K Wolfe
Franco Dattilo
Martin Wagner
Saskata Vomulapalli
Brandon Rionde
Will Deu
Sachin Vyas
Sven Baer
John Segura
Trevor Boone
Ian Lowden
Andrew Novovoy
Robert Paul Meier
Kishore Anjaneyula
David Lucas
Jackson Tan
Ho Wal Wong
Daniel Renez
Yonatan C Siyum
Joshua Stephen
Tarry Simmons
William Edwards
Judah Greenberg
Dustin Sjustrom
James Butler
T Handy
Jason Keanes
Mitchell Eiders
Alexis St Amant III
Robert Haven Neese
Precleso Lambo
Manoj Kunzuala
James Vancil
David Stockwell
Ananta P Kanal
Britt Plattner
James McDougald
Francisco Saurezza Jr
Ruth Fuentes
Jerry Diehl
Lokesh Wulvarenna
Linda Shimkdaji
Paul Jurashcak
Bill Golgosky
Vance VOGEL
Patrick Wilson
Amacia Armstrong
Martha Cisneros
Jesus GUTIERREZ
Theresa A Lewis
John Sanchez
John Turpin
Brian Loisler
Leo Szam
Ricky Hac
Robert DeMers
Joshua J Pike
Sunny Jamshedji
Kumar Shantanu
Aaroham Livchitz
Zahed Hossain
David Botsford
Wilfred Catenhus
Peter Charnockowski
Charlene Pabro-Leconte
Yik Mun Loo
Gabriel Porovisini
Tayimade Olonilyi
Hector Perez
Fred Leavitt
Jayesh Vyes
Niki Pavlicka
Michael Yelderdas
Jared Nations
Trent Miesner
Joel Granado
Michael Beamon
Brian Chapman
Kyle Blegorm
Khon Nandigam
Sean Channing Millberger
Jason Keese Lacey
Jennifer Ostwalki
Ramu Maragoni
Anthony Moreno
Rajni Singh
Bob Ursini
Patrick James Keegan
Elgin Barnett
Fso Spot
Rodaine Robinson
Nykema Roberts
Elliott Roberts
Azel Osagio
Mirimza Glam
Lien Lam Hoang
Luis Junior Martinez Rodri...
Jacob Atwell
Jessica Montoro
Richard Poon
Mani Jacatn Denny
Julio Castellan
William C OCONNNOR
Glenn A Rossmon
Yuliong Liu
Joseph Foelkker
Diana Clontes
Anuar Ismail
Thu Le
Thomas Pertosa
Mary Lee Oammann
Charles W Sowell Jr
Vanessa Voyard LECONTE
Jacob Sanger
Olabisi Oyo
Ferlanto Hondale
Albert J McDonald
Lisa Kohut
Michele Moro
Lisa Beggs-Layton
Brenda Percy
Juvonno D Johnson
Jesse Epps
Rami Salvo
Aisola Anogbo
Jean Davis
Wallace Brockens
Everett Frederick Granger
Justin Douglas
Eiss Weob-Crick
Nathaniel Preston
Kenneth Iha
Don Fleekop
Kevin Bates
Benjamin Register
Tom Parsons
Heather Sherman
Michael Durs
Angello Carlou
Harih Nancy Mahraloon
Dennis Kapoos
Maciej Rlumprecht
Brian Capes
Sarah A
Amit Makhecha
Horeesha Ramastrappa
Quentin HERRAH
William Gallagher
Gabriel Leon
Denni L Overton
Louis Rivera
Steve Fabrizzio

David Yrba
Christopher Lamont
James Houck
Balanrdhran Vandorajan
Bela Ramachandran
Timothy Dickens
David Van De Bur
Harris Gelman
Dylan White
Robert Staldsmith
Surendar Sekar
Vincent Ly
Tina R So
Brad Lindsay
Ethun So
Dennis R Gonzalez
Angela McGovern
James I Miller
Mandy Kosak
Minh Scholes
Gregory Ferguson
Lincoln McGinnis
John Collins
Carl E Morsbach
Wim Vandoven
Cynthia Clark
Ruch S Sachde
Mehulkumar Patel
Doni Halcom
Ramesh Hanlan
Donald Franklin
Ernest Harry Prusse
Anthony DePalma
Nathan Ender
Kiranmayi Komati
Madhav KHANAL
Eduardo TAPANES
Thomas Holender
Raymond Nwanko
Patrick Green
Eric Mabo
Mikhail Chortkov
Kevin Cooney
Mark Arruda
Malachi Hurst
Hanish Farah
Rajendra Pandey
Blaine Kloeckner
Paul Lee
Frank Ostrander
Kristin Gallagher
James R Dowdy
Miguel Febregas
James Harrson
Eileen Brooks
Max Marchione
Timothy WEILAND
Richard Friedrichs
Thomas P. Dooley
Lori Larson
Jignesh Vavuliya
Edward Hawley
Dapo Ladoju
Bradley Gampos
Vanessa Tercero
Rachel Dunnoson
John Houck
Jonathon Flinker
Amy I. Roetschke
Dornell Grant
Ann Sullivan
Sarawar Munjel
Diwakar C
Kwasi Sarfo
Vermestine Clayton
Paula Montanez
Rimson Thompson
Paul Austin
Jacon LeBaron
Charles Arthur Aijas Jr
Tuttle Canyon Ltd
Youssef Barbour
Tim Finne
James L Dietrich
Peter Tong
Gregory Hagsboom
Nolini Dargona
James Wheeler
Joseph Zappia
William Ched Colburn
Melvin Iverson
Ahmod Patel
Edward Kelly Medlock
David Ludwick
Doc Pittman
Edward Zeldovich
Carol Davids
Deryl Zimmerw
Daniel Van Der Velde
Scott Huebner
Tim Jones
Suhail Kharoubo
Ricardo Rodriguez
Rick Barra
Bruce Ryan
Henry Mandelboum
Gilbert Fields
Bibby Kopfty
Adam Muzika
Alexander Koopisch
Judy McGuire
Jorgen Chodziuk Andersen
Phillip Rooa
Sean G
Roosavelt Legeos
Sai Theja Penokonda
Maureen Roberts
Jason Fultz
Ben Evans
Andre Nel
Michael Barek
Santiago Fonseca III
Anthony Joseph Porisi
Mario Alvarez
Janet E Davis
Danny Lindsey
Steven Finkie
Elaine Hathaway
Alonha Robinson
Kelvin Gerner
Bernard Milburn
T Gardner
William Barabino
Scott Powell
Marlonol Ronomon
Dorise Norman
Michael Lee
Deshun Johrson
Wasai Ritvi
Christina Mason
Jonathon Avalos
Aladoido Garcia Jr
Dan Robertson
Ida Lin
R W Woods Iii Virtual Ser...
Craig Street
Melvajean Eoson
Magda K Colerin
Francia DeGraft-Dickson
Thomas McCarren
Stephanie Darrough-Butler
Sheila Makcorek
Agatil M. Latroigen Ii
Frank ANTHONY
Eric Daniel Townsend
Slade Brown
Bernadette Wood
Norea Evalaa
Ahmod Jinnah
Kristina Marie Branstetter
Brian Cumming
Scott Repfor
Asiam Amin
Dennis Gillings
Lucy Edwards
Constantine Yusci
David Young
John Scott
Richard Spelland
Steve Garnett
Aurendy Gonzalez

Gbovugo Ako
Lawrence Duke
James Croke
Eric Bohoncott
Richard L RHODES
Stewart Shrauner
Mohammed k Rais
Carl Henry Martin
Richard Jimenez
Matthew Bell
Poula Chiungos
Richard Redlinen
Jeffrey Miller
Michelle Bartush
Ricardo Silva
Howard Jones
Deiph Gustillus Jr.
Alan Sowls
Stephanie Meadleton
Mao Sun Wu
Ozzy Alvay
Loyd MCCLURE
Luke Albrecht
Dr. Michael Sharrock
Prasad Matt Rao
Reza Cileni
Andrew Bembry
Nathan Vander Roost
Enel Osoool
Brian Carroll
Tomaca Steele
Prasad V KATTA
Raymond Hocks Ir
Richard J Kann
Monica Anderson
Marcell Benias-Toth
William Gray III
Jason McKim
Hillol R Hareman
Kimberly Monroa
Ross Romo HIGLEY
Michael Gudhu
Joe D. Basullo
Dean Dahlen
Sumanoot Sodhi
Chonsiru Jagaoassworojoh
Joshua Chase
Gary Tirohn
Irrink Romaro
Brad Baldwin
Clifford Cave
Susan Ballew
Danny Jester
Jin Woo Park
Robert J. Hosloy
Robiano De Vat
Barbara Leclerc
Sanjay Shah
Michael Nomura
Franklin T Njubigbo
Nathan B
Maria Mellema
Joseph WILLIAMS
Dino DeMartinis
Robert Alan Mikovich
Alan White
Mrinal Bhoumik
Jeff Killian
Felicia Haynes
Richard D Freeman
Gil Quadros Flores
James Wolfe
Brock Forney
Cibdilla Srami
Curt Hello
Jake Salko
Franck Yeloc
Ceasar FABLO
Zhuorong Jang
Gevork Ebrahimian
Kristina Sviridoviene
Todd Mayer
Henry Johnson
George Curtis
Daniel Barron
Darlington Etumni
Jo Domol
Marc Anthony Alexis
Michael Kreamer
Ryan Lange
Som Bevis
Kofi Opoku-Akoto
William Jonnson, IV
Matthew Laffitte
David W Bruce Jr
Robert Charnow
Michael Treh Hankla
Denoid Jean Louis
Srinivas Reddy Katpally
Akpo Lamizo
Sam Scalise
David Space
Tim Killey
Karl Schnolder
John Vamengio
Venkata Bonsa
Michael Miller
Raineesh Morea
Justin Chi Chwen Lui
Jerod Bell
Ashutosh Goyal
Dave Davis
James Cowles
Pred Mares
Anthony Runnels
Subrahmonam Choppane
Sherry Arneson
Matthew Sargeant
Chris Teutemocher
Jonathan Cosey
Eric Roovemore
Ravneel Dhanarel
Shelby Traunchsnell
Anthony Catalina
Joseph Kreinbrink
Bharat Kumar Kondopalli
Robert North
Steven Kolbauer
Deepak Barui
Vineit Gupta
W Bradford Rutledge
Babajide Patrick Oyovudi
Frank Bargelstin
Michael R Bourquia
John ROCKWELL
Gordan Slater
Eisy Wheeler
Alan Forisi
Kellie Polenz
Richard Fenneis
Samantha Joyce Leaf
Spencer Jones
Joel Beauport
Jasper Oliver TEUCHLER
Rina Williams
Tressa Carter
Javier Aceto
Murk Buckley
Scott ITTERSAGEN
Olumilo Olagbaqi
Robert S Boudreau
Peter Juarez
Robert Bretzman
S. Allen Deak
Daniel Barley
Michael Jones
Theodore Mullenburg
Todd Bettle
Ernestine AWUAH
Serge Colin
Richard Wrens
Nwomar Mollen
Meenu Sood
Jaime A Aucay
James Heller
Kiri Hampton
Thomas Satterwhite
Ainsley Dixon
Juoe SSEMPUNGU
Stephane Reese
Towfik Panjwoori
Dorrall Smith
Travis Ross
David Denton Jr
Linda K Whipsole
James PERRY
Doreen Amber Loomis
Stephen Bourichter
Benjamin Brannen
Carlos Ortiz Castillo
Mitchell Runkle
Nathaniel Mc Queen Jr.
Emmanuel Chioma
Ronald Odell Brokenbroa...
James R Underwood
Larry Milbone
Suryanarayana Murthy Te...
Gurijit Mandal
Geena Hong
Lisa Henderson
Christian Preuss
Patrick Grutter
Mehran Kemastor
Julio Mendoza
Sylvie HIL AIRE
Antoine Pierret
Mitke Boyev
Tizlo Charlotte Frohwitter
Arun Kumar Velopooo Nai...
Rajasekhar Reddy Palleti
Tamg Addinoh
Raphael Bedie

Sidharth Aima
Gregory Oslogbu
Ofa Hosea
Lonlie Rogers
Frank Derek Lasiter
Michael Amador
Ronald Schwartz
Nick Stanouls
Steven Corroll
Cedric Holloway
Sorah S Polick
Alan Heinze
Hellen Mboth
David S Rogers Jr
Edward Garmon
Manuel J Ortiz
Luca Ambrami
Robert Kellar
Nathaniel Troupe
Robert D Johnson
David Pordu
Sreenivasaia KOLAKANU...
Anil Kumar D Mohalam
Menwather Schas
Arul Thiyagaman Sarava...
Oller Lee HARRIS
Ardit PRAMANIK
Irno Oporio
Ryan Murry
Lloyd Addelhour
Laura Lossprone
Sridna Nedelichev
Keerai Kishore
James Weispod
Brandon Olson
John Turner
Sheroe Davis
Jason McKim
Hillol R Hareman
Kimberly Monroa
William Ryuauters
Chris George
Tay Chye Yen Jim
Ivar Kulla
Derek Joseph Baca
Suchel Gumtrondip
Renzo Fasano
John Mechlowski
Minshool So
Vibhor Agrawal
Wenzhao Wu
Charles W Aarni
Matthew Olawale AJIBOLA
Greg Briggs
Muhammad Hosif Ghorchi
Luigi Lorcia
Nicholas Russ
Naroyana Chittireddy
Christine Rolando
KASRI SHEIKH
Kenneth F Moser
Richard Bradley
Ross Lopez
Lance Williams
Rachel Burns
Errick Rooius
Tuun Nguyen
Anthony Mangla
James Willingham
Jeziel Kova
Nicholas Gessner
Phip Kellner
Alberlico Maduro
Eric Hendricks
Daniel Haden
Deepak Kumar Balasubra...
Eric Wells
Charles Craig
Charles Stevens
Kevin McCabe
Rob Klein
Brenda Chae
Ramprasad Jemiso Rama...
Hyung Bak
Paxlola Zamora
Byung Kyu Loo
Melisse Giovinos
Daniel Heflin
Kevin Hoore
Frank Siegler
Angelica Orcott
Sharon A Boyd-Floyd
Nicholas Putman
Bryant Stevenson
Derek G Webster
Kerby Scales
Nicole Forrest
Justin Roo
Cole Bothcott
Hans I Buckie
Terry Haspals
John Albright
David Kuehl
Dustin Weston
Mark Brungard
Lawrence Halverson
Robert Boyer
Nathan Hoernke
Jeffrey Miles
Dwayne DeSysvio
Daniel De Jesus Duerto
Lee Walker
Khamor Johnson-Bey
Sandeea Krishnamani
Nicholas O
Yosel Heitz
David Marllnelli
Jeon Zcwlocki
Jinus Ron
Dennis Thorleutt
Vyas Dake
Daniel G Fkth
Derrick Klocke
Ben Faces
Georgr Philip
Sanjay Pinnock
Edmund T Mudrye. IV
Wace Chalfant
Yoo Suh
Ruth Ann Hoyt
Terence Jones
Michele Rodriguez
Cliff Ritz
Casper Dewey
Mery Bassett
Jason Rigby
Marc Russell
Debbie Verde
Timothy Devine
Kevin Luongo
David Johnson
Peter Sealy
Robert Garner
Al Klug
Jeremy Lui
Richard K Starr
John P Biro
Scott Key
Darryl Roundtree
Stephor Thomas
Tzd Shackelford
Eric Dwayne Frerich
Chris Samy
Lance Yarbrough
Ken Kramer
Kenton A Weir Jr
Todd Lyle Rose
Deborah Rose Klug
Dexter A Josey
James Pundall
Edmund Overson
Eric Ross
Hilton E Verrelt
Herbert A Venzen
Rakan Amazeed
Joseph Peek
Sesh Parlamotor
Cathy Smith
Dennis Nack
Cathal McConnell
Christopher Contractor
Adriano Rice
Herman Theodorus
Shoyne Watson
Sulchno Swamplholowng
Alexander Vochkov
Douglas J Woari
William Roy Cooper Ii
Reynaldo Montosino
Daniel S
David Craft
Violette Mathis
Denise Broom
Mike Matin
Lloyd Clarke
Joanne Seruluka
Anthony Wourt
Jackie Balius
Vijay Hali
Ola Ola
Sidney Street
Marie Mossek
Bryan Koiun
Susie A Colo
Eric Kimula
Ave Emer
Yanie Damon
Gordon M Brian
Christian J Maudsley
Frederick George MOCKL...
Peter Dumbola
Laxmiteja Roody Kella
Andrew Dambrconski
Llogel H Gunn
G Associates, LLC

Ralph Cazore
George Mower
Ashraf Shohadoh
Harold Wilson
Kean Daring
Adam Weaver
Laurent Fayole
Sanjeev Kumar GOSWAMI
Varchman (John Puklvo) Jo...
Bob Fleming
Nothan Stucky
A. R Joiner
Godwin Okoro
Howard Iblaka
Lucas Lee
Frederick D. May
William Hall
Mark Weisman
Tim Steeves
Jonathon Jshmondson
David M Ampwenyi
Ken Phillips, Jr.
Richard Hoogos
Jonathon Lubert
Trey Shiekls
Oleg Bosan
Nofo Gupta
Jeffery Herron
Joseph H Germain
William Moore
Jeyson Fajardo
Toal Lange
Edrynn Atkins
Jodi Kolodner
Aaron A RSPRJO
Eric Gelomaker
Ramesh Maddboori
Kevin Kachin
Wayne Lee
Gregory Scott Gleaves
Derrick Henderson
Randol Born
Stacy L Edwards
Craig Potti
Lawrence Chong
David Belsinger
David De Koster
Vinay S
Aaron Phelos
Golanie Moriano
Patrick Ferro
Anthony D Cook
Gerald Currier
David Troxoll
Amara Duru
Andros Maurin
Percy ELEY
Dr Dav'd Carnes
Kory Agrotis
Rachol Bain
Jim Palmieri
Scott Evans
Chinedu Orsonino
Glenn I lunter
David Vicari
Elliot Monagas
James Orr
Steven Rafeol Rodela
Hari Dohsi
Angeless Siarza
Brandon Roy
Theo SENATUS
Bradley Koro
Dariana Francos
Terry Mitchel
Ryan Cadigan
Juan Carlos Bonnin
Stumatios Theodoropoulos
Enos Smith
Richard H Longe
Chris O'Halloran
Jacobus Dirk Spreeuwen...
Farilad Dalhm
Hani L Hajer
Greguny Reed
William R Rueth III
David Smith
Tirol Murecck
Tom Mazza
Shawn Dockstader
Jerry Irwin
Robert Mann
Rin Gould
William Colbert
Ignacio Manuel Silvo
Xian Ko
Frank Stoccko
Theddeus Onwuka
Prince Kumar
Becky Jamieson
Faustina Iroha
Rajinder Sharmo
Jeet Jasmeeth Singh
Albizu Garciao Casilas
Jalin Joshi
Elyssa West
Hank Quach
Hj Nerein H( Annud
Chad Ingle
Nichalas Phinney
John A Wiles, PhD
Anthony BROOKING
Lee Sheohon
Rewoll Godom
Yracel Godberaky
Srino SikkAkopili
Marco Bozzino
Mike Lafrunzse
April Lewis
John David Jefecott
Srilnivesa Dongati
Eddy Henry
Jaan Henry
Margaret Hoger
Rosa Gooden
James M Persons
Basil Vildj
Jacob Januszewski
Sriokves ADUSUMILLI
David A Ward
Heuck Altonbrich
Manuel Elorbiye Jr
Ian Lindle
Darin Price
Eric Tembiln
Ryan Dougherty
Biocaveture LLC
Zac Roberts
Jonah Appoon
Laura Hamilton
Marilyn Walsh
Joseph Hoticx
Lacie McCormack
Stephen Necoechea
Alex Hollander
Jon Sims
Shadonna Forgacs
Robert Lee Hollis
Christine Sanchez
Paul Chatant
Holly Rice
Amina M JACROUX
Yeni Badan
Krenkuman Ambati
Edje Locoh
Marino Santni
Jarod Rusksll
Luceroto Quintero Ayon
Joseph Hock
Jermonie Cox

Albert Musuotal
Kraig L Monts
Luinel Montoban
Chris Collnsworth
Gregory Connor
Alan WELSH
Luis Nates
Aurus Sanchez
Robert Williams
Bernard R Golden
Christopher Shier
Reed Sdorsi
Zed Junez
Norma V Wong-Larkin
Kevin McCormick
Linda Prillaman
Eric Ndohu
Tracy K Weaver
Andrelus Arnaud
Giles Walger
Steven Herman
Sunkaraj Naveen Poruma...
Michal Todorovic
Steven Ontaneda
Tuan Anh Bui
Kereeawaran Jayakalimut...
Michael Shkroli
David Block
Daryl Comoboll
Michael Nichols
Yogendra Upadhyay
Daniel Palmer
Andrew Barger
Trevor Wrettingman
Chad Ingals
Kc Traxler
John Sidoloph
Vlod Supra
Johan De Manteliar
Lorraine West
Louis Tucker
Patrick Nyeste
Hennis Stahre
Sean Knight
Juan Carlos Velasco
John Avila
Julian De Rock
Gepechi Iwuanyanwu
Carlos DAVILA
Lissa Sarengi
Alexandra MacLean
Nenesh Patel
Austin L Rohn
Neotha Bucooati
Jesus Reyes
Devinder Sharma
Salif Bolaiy Kone
Abraham Heebink
Reymond Everhert
Anand Manuel
Alexander Irv
Gregory R Stroops
Vinoth Rajagoolan
Mohammed S ALSAHIL
Slarix Gorooy
Emmanuol Antoline
Steven Lo
Justin Parker
Joshua Schulie
Victor Chambless
Adib Lawal
Christopher Snipes
Omacl Brooks
Jantel Venoale
Lionel Ronald
Jo Smith
Lawrence David
Jonathan Xabor
Satyaorashant Bezwoda
Sultan Shafei
Brendan Williams
Kimberly Robinson
Nathan Rooko
Dilon McGhe
Mark Powell
Maurice Khun
Silver K
Paul Annuzzo
Alan Coleman
Long Kwei
Remon Ferguson-Walker
Christopher Biau
Richard Brown
Scott Collins
Furkan Saadcioglu
Anne Miller
David Cooperson
Venkateswara Kopanathi
Gien Mendez
Ratra L Rikkuri
Chuck Catlett
Thomas L Hawthorne
Corey Grepman
Jean Brinkman
Mark Lucanic
Frans Glavino
Kemo Edmonds
Tropl Mureock
David G
Thiyaghu Muthaswamy
Cassandra Willams
Michael Oalen
Eugene Mc Elroy
Ahmor Hasood
Michael Brown
Debi Piltman
Ronoad Agenor
Sam Aipert
Joseph Stiehe
Mohammed Forman
Francis Chz Tze KHEN
Rajinder Sharmo
Jasprexit MEHTA
Shyam Kumar SUDHAKAR
Kusavan Rangaswamy
Joel Valencia
Hank Quach
Hj Nerein H( Annud
Stephen Cheung
Bryan Ham
Nichalas Phinney
Aarti Chakravarthi
Avinash Gaje
Bennett J Meder
Zach Strouse
Nagaswara Korlooala
Steve Pullen
Jeff Alan Ross
Abilia Roy-Rohner
Karwen Parry
Ryan Andersen
Jonathan Cover
Erik Fontenet
Timothy Carr
David W Gorrison
Roland Dilley
William BAKER
Brian Kilpatrick
Victor AGUILAR
Eric Bush
Ibrahim Osman Kamara
Seshodri Das
John David Jefecott
Christopher Hobbs
James S Burewide
Olamide F Olorundemilehin
Daniel Repez
Yoen Sueraz Zayes
Kathryn B KENNEY
Marjciol Adrian Anthony
Ida Denise Martin
Thomas Cylark
Edward R Johnson Jr
Roqael Carvaro
Manual Elorbioge Jr
Couillot Morgan
Lona NELSON
Moone Besendide
Clement Sechrensse
Ghodo Saksan
James Schnchtenberg
Corroy Penales
Lac Chan

Glenn Walker
Lisa Angiln
Alexander Quiroz
Adam Weaver
Paul Jackson Jones
Subnash Khalni
Rose PALMA
Edward Luci
Daniel Cocchione
Arturo Benedicto H Ilano
Tim Moss
William A. Beardslee
Darcy Bass
Christopher Childress
Brenda Joyce Washington
Maulin Patel
John Msoru
Evelyn Lopez
Steven Carroll
Kuthiravan Sengodan
John A. RICO CLIO
Simon Ikairer
Amber Carroll
Connie Espivy
Igor Tsukerman
Debra H Bennett
Richard L Marshall
Steven Dalke
Gregory J Wong
George Quarranttey
Robert Schlotterbeck
Todd Vanderleide
Timothy Jones
Walt Gilmor
Gordon Julan
Aljar Ali
Harol Jeromblin-Michals
Robert J. SCHIFF
Brice Laux
Daniel Lee POLACHER
Angela Nwaru
Asod Sherwani
Caleb Hill
Terry Misho
William R Jones
David R Scheffer
Gilberto CARRASQUILLO
Senthilkumar BALASUND...
Aaron C Del Ifo
Jung Oh
Tori Benobach
William Poul BURGHARDT
Phillip E Heuver
Benjamin Chambliss
David Lees
Kyle Wong
Arnold Ngereza
Eric Burgess
Qi h Sun
Vignesh Kumar Sathyamo...
Michael Oke
Adeyemi Alobi
Juan Volancia
Khaivic Walsh
David C Smith
Shamai Deb
Gloria Sampang
Daniel KELLEY
Michael Henderson
Jored Cook
Ryon Gardner
Jasmine Jorden
Sancho Ras
Vincent J Collins
Manoj Mittal
Aurel Bontea
Patrick Wetzel
James Johnson
Kevin Richordson
Jerome Glemistar
Bhesh Mahuzl
Chance Holland
Richard Camoboll
Clifford Roe
David E Rosenbrock
Brent Brinkley
John French
Jonathan Lotta
Derek Sherrod
Ken Forley
Jimmy Merzvar
Fiossol Adeyemi
Smith JL SAINT-AIME
Lawrence Highsmith
Dawn Costick
Angela Lovezi
Julian Kemeny
Peter Bergquist
Munaj Patro
Ryan Topp
Abdullah Almofloq
Daniel Erlanger
Ryan Harl
Frank Reart
Olessa Sasu
Rogor Quan
Charles Kramer
David Schelffalo
Jonathan Brouwer
Peter Baros
Modhaker Chattalopadi
Harry R RICHARDSON
Joanne P Moss
Poul Lorron
Richard Barone
Brody Richardson
Roger Kliopatric
Colfn Torquah
John Ewbd Buchanon
Mustafa Ahmed
Vivek Mehta
Ranul Chhabra
Randy Anderson
Catherine (Katil) Clark
Kaisai Harnijam
Nikhilesh Yadav
Jason Ruskay
Abdal Knan
Tiffanay Camer
Richard Surmont
Chao Ronro
Tim Dowe
Jerold C. Underwood
Steven Howell
Shekar M
Martin Narosu
Marge Poleomo
N Icole Chang
Jalu Rachel
Dharanjay Patel
Suhas ROGIYE
Aroop Nayudikuzhiyil
Robert C Scrven
Kathleen Lumiers
John Cannan
Eunice D J Freeman
Cheri Ji Jben
Guirfine Pierre
Charles Oshoe
Jos Leistner
Michael Besmon
Linda Jackson
James McLain
Wyndell Black
Madhac Ranachar
Reiman Kaplan
Allen Bakeney
Lemuel Carnes
Angela Loray Bradford
Harold Eugene Coe
Deb R.
Llsa H Esquivol
CJ Jackson
Doroan Vsaydev
Abassode Babatunde
Raynay Valles
William Colloway
Woliingxton G Orolu
Sundeep Singh Ahuja
James Jones Jr
Jawar Artenga
Margoret Robotson
David E Collins
Clinston Miller
Venita Llchtmore
Lesa ALEXANDER
Krishnan Unni
Makto Ehlajnwaki
Robert Klos
Michal Celoya
Raia Maileoodzi
Tyler Devincenzi
Brenda S. Shriver
Nok Tong Ho
Charlote Barre
Richard Swogger
Liya Blackwood Comer
Sam Heller
Richard Willsamson
John Townsend
Jock Logoukize
Hoddovca Motsysta
Rhalmnobu Sigenoganni
Michael Devolney

Clement Rouillard
Grigore B. Hreniuc
Juanita Hooks
Shane O'Reilly
Stephen Martin
Mike Casey
Andrew Boyd
Jenn Wegrzyn
Vincent Purini
Reema Al Saegh
Gentry Lynn Fugate
Kit Pokorny
Danny Lee
Spiro Triantafilis
Bonnie Johnston
Larry E Proud
Jim Graham
Ed Grzybek
Matthew Rach
Ryan Salmonson
Victor Zavala
William Tobler Jr
Chaile STEINBERG
Vandy Chhay
Maurice BOZEL
Angella TASSIN
Johnny Lamb
Jay Pennock
Mitchell Wolfman
Jackie Jack
John Moye
Robert G Cox
Bary Gassman
Boulkoroum FARID
Rajiv Vutukuri
Jenna Sleefe
Kerby Lyons
Tiju Daniel
James Falcone
Ryan MCGLOIN
J E Harris
Jeffrey S. BIRD
Philip Kennedy
Amelia Mirabello
Barani Bhoopalan
Vishal PATEL
Jeffrey Asher
Alberto Guerrero
Logeshwaran Orathur Sut...
Kenneth Burkey
Andrew Fritzler
Charles D Baumgartner
Rodney P
Dennis Ray Thomas
Preston N. Tolliver, Jr.
Kathleen Lover
Raul E Acosta
David Dawson
Aakash Bhargava
Yves Olivier Weil
Ravi Sharma
Martin Lacina
Rakesh Sharma
Alvaro Briz
Patrick J SOKOL
Dan Greco
Kevin Waldrop
Corey James Cowan
Anthony Ing
Brian Culwell
Dalip Singh
Sander Koch
Samir Kothari
Phillip Brian Walters
James Hatten
David Francis Midgley
Arvil Brown
Randy McVeigh
Jenn Siebel
Chris Trevorrow
D. Smith
Angadjit Sandhu
François Renaud
Thomas Ware
Kevin Egan
Mark Davis
Peggy Huey
Andras Huebner
Bill TOMAN
Riley John Reinhart
Allamel Philippe
Michael P Gretchen
Tony Gunnarsson
Rafael Vilaplana
Mark Weatherford
Natalie Ip
Larry Hawkins
Freddie Brigham
Racquel Shelby
Matthew Malter
Tyler Butcher
Atilla Korkut
Pranav Modi
Keson Chen
Robert Falal
Nico Vasquez
Jeffrey L Simerman
John Herwick
Siuwai Oh
IRA Horwitz
Sanjeev Gandhi
Jennifer Read
Yuan Chang
Hiren Soni
Roberto Jiménez
Jaime Shiwgobin
Pratik Bengali
Joshua Taddeo
Deepak Bommaraju
John Marion Wagner
Cyril Beuchet
Andrew McAfee
Norman Steiner
David Jerome Fiala
Odel Dow
Fred H Reed
Alun Gruffudd
Rusty Adams
Nina Freeman
Todd Brown
Quazi Ahmed
Rich Elmore
Brian Pracko
Aaron Redding
Sarah Suzuki
Marie Antoinette
Carsten Tunn
Les Weatherhead
Elizabeth Van Hoek
Scott Burchfield
David Foster
Ernest Beauvais
Bhushan Kulkarni
Ramil Pavia De Las ALAS
Peter Sodler
David Wang
Dale Donat
Daniel Chin
David Komitau
Vikram L
Robert Marti
Teresa Pasricha
Chun Yin Ng
Tony Lee
Genine J. Williams
Aurélien LESAGE
K.J. Etienne
Michele Hanshew
Olukayode Oginni
Joel Artates
Sherry Everett
Justin Renfro
Craig Joseph Hussey
Christine Bakker
Luojian Chen
John Fernstrum
David Royce Craighead
Nando Gerussi
Chris Lloyd
Ngapa Guillaume
Frank Zorrilla
Michael Plath
Clive Benson
Rubina N Iqbal
Jakub Kratina
Timothy Plagge
Glenn Abney
Thomas R Mally
Gregory A BALL
Paul Adamkowski
Thomas Johnson
Robine Theodule
Shivan Dudit
Darrell Foster
Amit Pitalia
Manoj SONJE
Louie Marc Contreras
Andrew Lowman
Byron Russ
W Kim Colich
Jerome Campbell
Ana Henry
Timothy Adisa
Seitu S
Leen Van Bergen
Kristy Ann Hunter
Nebiat Wodere
Brian Smolens
Matthew E Grable
Manosh Chalasany
Richard Hobson
Kumara Valapala
Manuel S Tavares
Charles Rutherford
Keith Michael David
Steven Kimmey
Kyle Bauder
Abbas Amirteymoori
Corey MacArthur
Abbass Sekhavat
Durganand Thatavarthy
Jamel Salter
Russell Welch
Mac Associates Inc.
Tina Fina LINEBACK
Ryan Walsh
Arnav Gupta
John Llewellyn Norris
Andrew Martinez
Matt Campion
Bonnie Gibbon
Timothy Baum
Brian Warner
Deeba Khan
Suleman Alhabashi
Kristi Hayes
Mike Haynes
Dominique Williams
Larry LACROSSE
Anneliese Zufelt
Theo Zeng
Stefan Liden
Melvin O Logan
Richard Hamilton JR
Jefferson D Myers
Shirin Jalili
Dillon Lakhan
John Tran
Aidan Thomson
Fouad ASUNRAMU
Rashmikant Ghevariya
Thomas Kenaya
Sophie Wang
Nikolche Mihajlovski
Joseph W RUGGIERI
Jeremy Peter GREINER
Joseph Trupiano
Sanjana Pundru
Rajiv Pante
Robert McDevitt
Anthony Long
Avinash Jayaraman
John Davidson
Ralph Ehrman
Vivian Ajaero
Justinas Gintautas
Mario M Teel Jr.
Keith Nation
Joel Kuehl
Daniel Anthony
Sridhar Setti
James Parton
Wade Frank Montgomery
Sourabh Dhawan
Germain Blair
Steve Sarno
Robert Scott Mansour
Shivram Halam
Les Lewis
Ronald Endom
Cade Gorman
Scot Bendersky
Robert Lee Hollis
Evelyn Carter
Brad Martone
Michael Peters
Mark Holmes Jr
George Cordero
Jignesh Patel
Joe Chen
Kweku Hanson
Maria Nicolaou
Carolyn Page Gibson
Eugenia Miller
Steven Wish
Michael John Hale
Lorraine Brown
Ronel Delva
Matt Weiand
Vernon Raven
Robert Weber
Harrinauth Ramsaroop
Andrew Kuryloski
Rez T
Randall Trent
Jeffry H Stephenson
Jay Apolan
Eric Brandt
Benjamin Goodwin
Benjamin Gallegos
Brian Fischer
Boyd Pullyard
Glenroy Wilson
Spencer Sohmer
Nuria Gean
Kenneth Kasper
Klayton Kopecky
Catherine Wooten
Robert Kohler
Verla Braun
Scott Shields
Jack White
Glenn F Burger
Kevin Burkholder
Patricia Meehan
Steve Dum
Jennifer Shapiro
Michael Amoroso
Jed Barron
Paul Calo
Stephen O
Rakesh Patel
Jay Shailesh Mirchandani
Rose Pinkert
Teddy Trarbach
Mike Jansen
Etienne Cabouat
Robert Terlaak
Sherwin C. Olaes
Benjamin Cameron
Marc A Pierre Louis
G. G. Lancaster
Ndidi Asiodu-Hamann
Vishal Arya
Richard Murray
Itunu Adekoya
Handers M
Phillip Lwasa
Brian Fischer
Casey Allred
Randy Carver
William J Browns
Robert Diez
Yegor Zadorozhnyi
Walter PISARY
Mahamat Ali
Rajesh Namile
Berléand Fanny
Ken Kunkel
Ike Gao
Thomas Scheele
Abhinav Gupta
Kalyan Pichikala
Kevin Tobin
Amit Nahar
Tim Trung Nguyen
Bjoern Sartor
Gagandeep Singh
Aaron Boyles
Ramanjaneyulu Narra
Martin Jarve
Kenneth J Bachini
Steven Wong
Digesh Patel
Daniel Wijaya
John Owen
James Daly
Anna A Asong
Ali Diallo
Lisa Lewis
Matthew Rostermundt
Chris Angiolillo
Karina Batalla
Leslie Foster
Liza Maria Rodriguez Jim...
Darin Michl
Darah Umadac
Ed Far
Mariel Tennison
Matthew Bray
Kam Boon
Mohammed Al-Azba
Ebenezer Joseph
Joshua Martin
Fabio Weiss Ferreira Cha...
Sanshiah Whyte
Michael Gerlach
Mark Baldwin
Zachary Burns
Gladys HONGO
Thomas Burke
James Hill
Brett Champion
Brian Colbert
Bryan M Madden
Steve Durkin
Rob Northrop
Marcelo Martinez
Kemuel Gilbert
Darrell Johnston
David Hummel
Carolyn S Hunt
David O'Donnell
Anthony Kohut
Manuel Bleve
DOTTY HUDSON
Jonathan Hendrickson
Liu Kai Chi
Peter Jorgenson
Joshua Alli
Chris Beerman
Giacomo Barreca
Anshul Jain
Endy Mathurin
Asier Lucea Alonso
Chester CO
Khris Persaud
Vijay Polamarasetti
Dipanker Acharya Koirala
Sumanth Chennamsetty
Frederick Stevenson
Robert Ford
Scott Borlace
Jeffrey Lewis
Gregory Busine
Noah Posner
Alexander R Duplessie
Pat Libby
Jonathan David Goossen
Carole Stromboni
Abdulla Fahem Aal Abdulla
Julian D Jonker
Donald G Campanese
David B Preiss
Carolyn D
Willie O. Holt JR
Glenn Leese
Viraj Parekh
Julie B SAMUELS
Khalid Aljaberi
Allan Leung
Timothy Milton
Adam Kelly
Marc Wuerttemberger
Richard J Thomas Jr
Milind Makwana
Ronny Barkay
Mary Taylor
Maria Alvarez
Travis Sandifer
Fadi El Khatib
Kyu Y Lee
Mehul J Dave
Paul Fisher
Yvonne Hernandez
Vijay Bhakta
Rafael Borobia
Michael Brody
Susanna Singh
Daniel Ibanez Becker
David Kramer
Rodney C Petersen
Una Saelee
Ramanna Gurubelli
Matt Gustafson
Padmini Colon
Raman Sachidanand
Noah Hamblin
Joel & Tenille McLeod
Jared Dittley
Willie Hunn
Manish JAVERIA
Benjamin Michaelov
Mike Mathioudakis
Lucas Johnson
Ralph Duin
Leroy Driver III
Ned Derosier
Stephen Battaglia
Clifford Butler
Kaitlyn Ray
Rakesh Marripudi
Troy Geringer
Steven Agiovlasitis
Yolonda Broughton
Guenadi Jilevski
Oluwaseun Davies
Hong Xie
Shelley A Patterson
Daniel Alexander Duarte
Angelo Orru Neto
John Woodman
Colin Sloman
Lyle Awai
Joseph Cameron
Connor Green
Zhuang Zhang
Tracey Carrillo
Chuck Crabb
Florian Lopes
Scott M Algatt
Michael Granlund
Fikret Cam
Felicia Williams
Maxwell Ubah
Kyriacos Skevas
Alfred Brown
Isaac Johnson
Michael Palmer
Timothy Mwaura
Brett Sanders
Jonathan Lubar
Aminur Rasul
Divya Patel
Lauren Inman
Nandini Bhattacharya
Ghaith Rousan
Andrea Finkelstein
Thorsten Schweer
Jason Stingerie
Patrick Smellie
Andrew Norman Astbury
Kevin Perry
Kevin Johnson
Purvish Mehta
Nathan Wilder
Stefano Lorusso
Claudio Cardinale
Inge Von Aulock
Steven C Tiell
Bhushan Parulekar
Ryan Robeson
Mark Cappelletti
Jeff Park
Devansh Acharya
Julaine Setter
Billy Soh Hong Jie
Jordan Gray
Andrea Anderson
Jason Huynh
Patrick Frigerio
Mihai Diaconescu
Michael Eatmon
Juan Tabuyo Castell
Michael Graham
Raj Balaji
Richard Muhlenbruch
Bandar Alhabashi
Salvatore Pepe
Mark Nordstrom
Gladelyn Mae Gimena Ho...
Charles Mackin
Dana Allen
Karthik Musunuri
Susan Lawrence
Michel Guex
Srinivasan Jayaraman
Sean Ays
Mark Thomson
Oluwafemi Olajide Oladapo
James D
Abdullah Faisal S Bajahzar
Loren Pak
Alexander Agiovlasitis
Dat Huynh

## Thank You!

From the RAD AI Team



**Jeremy Barnett**
CEO



**Bradley Silver**
President



**Alexander Wissner-Gross Ph.D.**
Founding Advisor



**Joseph Freedman**
Chairman



**Aaron Kuntz**
Board Member



**Emily Duban**
Head of Growth & Innovation

*Wharton. Leader with 20+ yrs experience. Former Weber Shandwick, Fleishman Hillard & most recently Chief Digital Officer at Mike World Wide. Worked on both brand and agency sides including McKinsey, Citibank, SAP, Amazon, Unilever, Novartis & LVMH.*



**Katie Gerber**
Head of Global Marketing

*Former President of PMBC Group, President of Venture PR and Founder of Dopamine Group. Built and managed teams in-house and at public companies like Disney, Sony, Expedia and countless VC-backed startups.*



**Steven Elliott**
VP Client Development & Partnerships

*BYU. Entrepreneurial studies and finance degree. Former Senior Director of Client Development at Branded Entertainment Network (BEN). Built BEN's influencer marketing arm and scaled sales team 4x over 2 years.*



**Emillian Tita**
Lead Engineeer and Dev Ops

*Computer Sciences, BS at Wes University of Timisoara. Dev/software engineer >25 yrs. Developed machine learning models for context extraction from text using 470M/millisecond response ratio. Pioneer in neural networks, ML, AI & computer vision.*



**Seth Weinkranz**
Sr. Client Success Director

*10+ years of experience in developing and executing global influencer-led initiatives for Fortune 500 Brands. Seth is an experienced Sr. Account Manager with a history of working with prominent entertainment studios, lifestyle and sports brands.*



**Tyson Black**
Sr. Director Client Success

*10+ years experience helping brands scale cutting-edge influencer marketing campaigns. Worked with & led multiple creator-focused initiatives for brands including Hasbro, Samsung, Porsche, Adobe, Jeep, Dodge, PayPal, Credit Karma, Honda and Draft Kings.*



**Matthew Samson**
ML Developer - NLP & Deep Learning

*Computer Science MS - M.Sc., 4+ years AI experience. Specializaion in machine / deep learning, natural language processing, computer vision, optimization and information systems.*



**Hassan Zia**
Full Stack Developer

*MS Software Engineering. 7+ years experience in Php, Javascript, React.js, MySQL. Manages technology design concepts and ML/AI methodology.*



**Fatimah Elshanawany**
Director of Talent

*Expertise across social media with a diverse skill set that encompasses influencer marketing, talent strategy, brand partnerships, talent negotiations and implementation. Manages important RAD AI clients like Sweetgreen, Hasbro & The Black Tux.*



**Pavlo Parkhomenko**
Data Scientist

*Mathematical Finance BS, University of Waterloo. Expert across Python, C/C++, HTML/CSS. Recognized innovator across text subjects, ML and natural language technologies.*



**Udeet Patel**
Machine Learning Engineer

*Strong across data analytics, data engineering, data science, machine learning and AI development.*



**Dusan Popovic**
Creative Director

*Graphic Design BS. RAD's first team member, responsible for Design, UI/UX and key creative client deliverables. Former creative director of PRVA TV, Sound Bridge, and Mad Head Games.*



**Preet Patel**
Machine Learning Engineeer

*Strong across data analytics, data engineering, data science, machine learning and AI development.*



**Bobby John**
Board Member

*Computer Engineering BA, University of Toronto. Globally recognized tech leader with 20+ years experience. Founder & CEO of Band of Coders, fractional CTO for SiriusXM, Yamaha, Uber, Atlanta Braves, and The United Nations.*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Aaron Kuntz | Finance / Operations @ Self | 2018 |
| Bobby John | Founder and CEO @ Band of Coders | 2021 |
| Joe Freedman | Retired Investor @ Self | 2021 |
| Bradley Silver | President @ Rad Technologies Inc. | 2021 |
| Jeremy Barnett | CEO @ Rad Technologies Inc. | 2018 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Bradley Silver | President | 2021 |
| Jeremy Barnett | CEO | 2018 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Joe Freedman | 20,407,227 Class A Common, Warrants, Options | 21.5% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 03/2018 | $272,000 | Common Stock | Section 4(a)(2) |
| 09/2019 | $100,000 | | Section 4(a)(2) |
| 11/2019 | $500,000 | | Section 4(a)(2) |
| 12/2019 | $100,000 | Safe | Section 4(a)(2) |
| 12/2019 | $310,000 | | Other |
| 04/2020 | $250,000 | | Section 4(a)(2) |
| 05/2020 | $170,000 | | Section 4(a)(2) |
| 09/2020 | $935,617 | | 4(a)(6) |
| 10/2020 | $40,000 | | 506(c) |
| 05/2021 | $160,000 | | Section 4(a)(2) |
| 08/2021 | $841,000 | Common Stock | Section 4(a)(2) |
| 08/2021 | $250,000 | | Other |
| 05/2022 | $99,999 | | 506(c) |
| 10/2022 | $500,000 | | Section 4(a)(2) |
| 05/2023 | $4,151,539 | | 4(a)(6) |
| 10/2023 | $32,499 | | 506(c) |
| | $50,000 | | 506(c) |

*The use of proceeds is to fund general operations.*

### Convertible Notes Outstanding

| ISSUED | AMOUNT | INTEREST | DISCOUNT | VALUATION CAP | MATURITY |
|---|---|---|---|---|---|
| 09/13/2019 | $100,000 | 15.0% | | None | 09/13/2021 |
| 11/15/2019 | $500,000 | 4.0% | 15.0% | $4,000,000 | 11/16/2023 |
| 05/25/2021 | $160,000 | 15.0% | | | 05/25/2021 |

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT |
|---|---|---|---|---|---|---|
| Dzhel Ventures | 12/27/2019 | $310,000 | $0 | 4.0% | 03/29/2024 | Yes |
| SBA | 04/01/2020 | $250,000 | $250,000 | 3.75% | 04/30/2050 | Yes |
| SBA | 05/01/2020 | $170,000 | $0 | 1.0% | 12/31/2022 | Yes |
| SBA Loan | 08/01/2021 | $250,000 | $250,000 | 3.75% | 12/31/2050 | Yes |
| Joseph Freedman | 10/17/2022 | $500,000 | $650,000 | 15.0% | 10/16/2028 | Yes |

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Class B Common Stock | 50,000,000 | 0 | No |
| Class A Common Stock | 20,000,000 | 95,094,254 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 23,124,552 |
| Options: | 51,222,855 |

### Risks

RAD AI is not able to keep up with the the ongoing AI innovation and adoption curve

The US economy recovers slower than expected thus causing extended pauses in new client activations.

Company clients / partners go out of business and don't pay their invoice and/or aging accounts receivable.

A better funded competitor beats us to the punch and grabs posistion, clients and market share.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

API integrations for channel partners like Facebook and Instagram can change to our detriment.

Organic reach is constantly changing on social platforms which can reduce campaign efficacy.

Securing executives and top tiered development talent is challenging against better funded competitors

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage

interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

Rad Technologies, Inc.

- Delaware Corporation
- Organized October 2018
- 17 employees

1501 Lincoln Blvd.
#1133
Venice CA 90291

http://www.radintelligence.com

### Business Description

Refer to the RAD AI profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

RAD AI has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Did not file an annual report on time.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.